UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39885

VERSUS SYSTEMS INC.
(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

On December 16, 2022, Versus Systems Inc. filed on SEDAR in Canada its Notice of Annual General and Special Meeting of Shareholders and its Meeting Confirmation for Annual General and Special Meeting of Shareholders.

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual General and Special Meeting of Shareholders
99.2	Meeting Confirmation for Annual General and Special Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSUS SYSTEMS INC.

Date: December 16, 2022	By:	/s/ Matthew Pierce
Matthew Pierce
Chief Executive Officer

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